Exhibit 99.1

Execution Version

TERMINATION AND RELEASE AGREEMENT

This Termination and Release Agreement (this “Termination Agreement”) is entered into as of June 24th, 2021 by and between Scienjoy Holding Corporation, a British Virgin Islands corporation (the “Company”), and White Lion Capital LLC, a Nevada limited liability company (the “Investor”, and together with the Company, the “Parties”, and each, a “Party”).

WHEREAS, the Parties have entered into (i) a Common Stock Purchase Agreement dated as of February 23, 2021 (the “Purchase Agreement”) and (ii) a Registration Rights Agreement dated as of February 23, 2021 (the “Rights Agreement”, and together with the Purchase Agreement, collectively the “Agreements”); and

WHEREAS, the Parties desire to terminate each Agreement on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.       Definitions. Capitalized terms used and not defined in this Termination Agreement have the respective meanings assigned to them in the Agreements.

2.       Termination of the Agreements. Subject to the terms and conditions of this Termination Agreement, each Agreement is hereby terminated effective as of the date hereof (the “Termination Date”). Notwithstanding any provisions of each Agreement, from and after the Termination Date, each Agreement will be of no further force or effect and the rights and obligations of each Party thereunder shall be terminated, including, without limitation, those set forth in Section 6.3 of the Purchase Agreement (it being understood that any and all of the financing activities conducted by the Company from and after the Termination Date will not be subject to any consent requirement, right of first refusal or any other rights or restrictions of any kind and nature whatsoever).

3.       Representations and Warranties. Each Party hereby represents and warrants to the other Party that:

(a)       It has the full right, corporate power, and authority to enter into this Termination Agreement and to perform its obligations hereunder.

(b)       The execution of this Termination Agreement by the individual whose signature is set forth at the end of this Termination Agreement on behalf of such Party, and the delivery of this Termination Agreement by such Party, have been duly authorized by all necessary corporate action on the part of such Party.

(c)       This Termination Agreement has been executed and delivered by such Party and (assuming due authorization, execution, and delivery by the other Party hereto) constitutes the legal, valid, and binding obligation of such Party, enforceable against such Party in accordance with its terms, except as may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws and equitable principles related to or affecting creditors' rights generally or the effect of general principles of equity.

(d)       It has not disclosed or discussed, orally or in writing, the negotiations and discussions relating to this Termination Agreement, the existence of this Agreement, or any of terms or conditions thereof with any person or entity other than its respective counsel, financial advisor, or other professional advisors.

4.       Confidentiality. Each Party agrees to maintain confidentiality of the negotiations and discussions relating to this Termination Agreement and the existence and substance of this Termination Agreement, except to the extent (i) that such Party is required to make any disclosure or filing with respect to the subject matter of this Termination Agreement by applicable law, or pursuant to any rules or regulations of any securities exchange on which the securities of such Party are listed or traded or (ii) that such disclosure is necessary in a judicial proceeding for the purpose of enforcing its rights under this Termination Agreement.

5.       Non-Disparagement. Each Party agrees and covenants that such Party shall not at any time make, publish, or communicate to any person or entity or in any public forum any defamatory or disparaging remarks, comments, or statements concerning the other Party, its officers, directors or affiliates, or its businesses, now or in the future.

6.       Miscellaneous.

(a)       Section 10.1 of the Purchase Agreement (the notices provision) is hereby incorporated into this Termination Agreement as if fully set forth herein, mutatis mutandis.

(b)       This Termination Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the principles of conflicts of law.

(c)       This Termination Agreement and each of the terms and provisions hereof may only be amended, modified, waived, or supplemented by an agreement in writing signed by each Party.

(d)       Neither Party may assign, transfer, or delegate any or all of its rights or obligations under this Termination Agreement without the prior written consent of the other Party. No assignment will relieve the assigning party of any of its obligations hereunder. Any attempted assignment, transfer, or other conveyance in violation of the foregoing will be null and void. This Termination Agreement will inure to the benefit of and be binding upon each of the Parties and each of their respective permitted successors and permitted assigns.

(e)       The Parties drafted this Termination Agreement without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

(f)       If any term or provision of this Termination Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Termination Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(g)       Each Party acknowledges and agrees that (i) a breach or threatened breach by such party of any of its obligations under Section 4 of this Termination Agreement would give rise to irreparable harm to the other party for which monetary damages would not be an adequate remedy and (ii) in the event of a breach or a threatened breach by such Party of any such obligations, the other Party will, in addition to any and all other rights and remedies that may be available to such party at law, in equity or otherwise in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction, without any requirement to post a bond or other security, and without any requirement to prove actual damages or that monetary damages will not afford an adequate remedy. Each Party agrees that it shall not oppose or otherwise challenge the appropriateness of equitable relief or the entry by a court of competent jurisdiction of an order granting equitable relief, in either case, consistent with the terms of this Section 6(g) of this Termination Agreement.

(h)       Each Party agrees to promptly perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may be required or reasonably be requested by the other Party or the Escrow Agent to terminate the Escrow Agreement and close the Escrow Account.

(i)       This Termination Agreement constitutes the sole and entire agreement between the Parties with respect to the subject matter contained herein and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

(j)       This Termination Agreement benefits solely the Parties hereto and their respective permitted successors and permitted assigns, and nothing in this Termination Agreement, express or implied, confers on any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Termination Agreement.

(k)       This Termination Agreement may be executed in counterparts, each of which is deemed an original, but all of which constitutes one and the same agreement. Delivery of an executed counterpart of this Termination Agreement electronically or by facsimile shall be effective as delivery of an original executed counterpart of this Termination Agreement.

[The Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Termination Agreement as of the date first written above.

SCIENJOY HOLDING CORPORATION

By	/s/ Xiaowu He
Name:	Xiaowu He
Title:	Chief Executive Officer

WHITE LION CAPITAL LLC

By	/s/ Nathan Yee
Name:	Nathan Yee
Title:	Managing Director

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